Exhibit 99.1

ICON Plc

Unaudited Interim
Financial Statements

For the interim period 1 January 2016 to 31 October 2016

Registered number: 145835

ICON Plc

Unaudited Interim Company financial statements

ICON Plc

Directors and other information

Directors	Declan McKeon
Ciaran Murray
Dr. Steve Cutler (Australian)
Dr. John Climax
Dr. Ronan Lambe
Prof. Dermot Kelleher
Prof. William Hall
Mary Pendergast (American)
Dr. Hugh Brady
Mr. Ronan Murphy (appointed 24 October 2016)

Secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Solicitors	A & L Goodbody
IFSC
25-28 North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
Herron House
Corrig Road
Sandyford Industrial Estate
Dublin 18

Bankers	Citibank
Canada Square Canary Wharf
London E145LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY10004

Auditor	KPMG
Chartered Accountants
1 Stokes Place
St. Stephen’s Green
Dublin 2

ICON Plc

Statement of directors’ responsibilities

The directors are responsible for preparing these non-statutory financial statements which give a true and fair view of the state of affairs of the Company as an individual entity and the profit or loss of the company for the period.
In preparing the financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its statutory financial statements, should they be required and which would be prepared separately, comply with the Companies Acts 2014. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

On behalf of the board

Declan McKeon	Ciaran Murray	13 December 2016
Director	Director

ICON Plc

Unaudited interim income statement
for the period ended 31 October 2016

	Note	Period ended	Year ended
		31 October	31 December
		2016 Unaudited	2015 Audited
		$’000	$’000

Turnover	2	39,990	56,140

Direct costs	3	(20,563)	(26,641)
Other operating expenses	4	(27,757)	(31,471)

Operating loss – continuing operations		(8,330)	(1,972)

Profit on disposal of subsidiary undertaking	5	-	350,000
Restructuring	8	(569)	-
Financing income	6	249,355	10,548
Financing expenses	7	-	(783)

Profit on ordinary activities before taxation		240,456	357,793

Tax on profit on ordinary activities	9	(225)	(697)

Profit for the financial year - equity		240,231	357,096

ICON Plc

Unaudited interim statement of comprehensive income
for the period ended 31 October 2016

		Period ended	Year ended
		31 October	31 December
	Note	2016 Unaudited	2015 Audited
		$’000	$’000

Other Comprehensive Income

Currency translation differences	17	2,049	(57,031)

Net gain/(loss) recognised directly within other comprehensive income		2,049	(57,031)

Profit for the financial year		240,231	357,096

Total comprehensive income for the financial year		242,280	300,065

Attributable to:
Equity holders of the Company		242,280	300,065

Total comprehensive income for the financial year		242,280	300,065

ICON Plc

Unaudited interim statement of financial position
at 31 October 2016

		Period ended	Year ended
	Note	31 October	31 December
		2016 Unaudited	2015 Audited
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	11	306	389
Intangible assets	12	72	114
Investment in subsidiaries	13	333,373	355,853
Deferred tax asset	9	582	519

Total non-current assets		334,333	356,875

Current assets
Other current assets	14	3,589	3,056
Amounts due from subsidiary undertakings		336,817	149,989
Current taxes receivable		11	16
Cash and cash equivalents		78,915	1,169

Total current assets		419,332	154,230

Total assets		753,665	511,105

EQUITY
Share capital	16,17	4,668	4,679
Share premium	17	251,144	242,904
Capital redemption reserve	17	747	715
Share-based payment reserve	17	114,690	83,781
Other reserves	17	(107,949)	(109,998)
Retained earnings	17	481,468	274,888

Attributable to equity holders		744,768	496,969

Total equity		744,768	496,969

LIABILITIES
Current liabilities
Accounts payable		7	91
Accrued and other liabilities	15	8,706	13,643
Current taxes payable		184	402

Total current liabilities		8,897	14,136

Total liabilities		8,897	14,136

Total equity and liabilities		753,665	511,105

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

ICON Plc

Unaudited interim statement of changes in equity
for the period ended 31 October 2016

	Number of shares	Share Capital	Share Premium	Capital Redemption	Share-Based Payment	Other Reserves	Currency Reserve	Retained Earnings	Total Equity
				Reserve	Reserve
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2016	54,958,912	4,679	242,904	715	83,781	6,071	(116,069)	274,888	496,969

Total comprehensive income for the interim period
Profit for the interim period	-	-	-	-	-	-	-	240,231	240,231
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	2,049	-	2,049

Total other comprehensive income	-	-	-	-	-	-	2,049	-	2,049

Total comprehensive income for the year	-	-	-	-	-	-	2,049	240,231	242,280

Transactions with owners, recorded directly in equity
Exercise of share options	308,203	21	8,216	-	-	-	-	-	8,237
Share-based payment	-	-	-	-	34,029	-	-	-	34,029
Issue of shares arising from issue of restricted share units	600,088	-	40	-	-	-	-	-	40
Share issue costs	-	-	(16)	-	-	-	-	-	(16)
Repurchase of ordinary shares	(473,338)	(32)	-	32	-	-	-	(36,742)	(36,742)
Share repurchase costs	-	-	-	-	-	-	-	(29)	(29)
Transfer of exercised and expired share–based awards	-	-	-	-	(3,120)	-	-	3,120	-

Total contributions by and distributions to owners	434,953	(11)	8,240	32	30,909	-	-	(33,651)	5,519

Total transactions with owners	434,953	(11)	8,240	32	30,909	-	-	(33,651)	5,519

Balance at 31 October 2016	55,393,865	4,668	251,144	747	114,690	6,071	(114,020)	481,468	744,768

ICON Plc

Statement of changes in equity (Audited)
for the year ended 31 December 2015

	Number of shares	Share Capital	Share Premium	Capital Redemption	Share-Based Payment	Other Reserves	Currency Reserve	Retained Earnings	Total Equity
				Reserve	Reserve
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2015	60,106,780	5,037	221,965	305	58,614	6,071	(59,038)	368,553	601,507

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	357,096	357,096
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(57,031)	-	(57,031)

Total other comprehensive income	-	-	-	-	-	-	(57,031)	-	(57,031)

Total comprehensive income for the year	-	-	-	-	-	-	(57,031)	357,096	300,065

Transactions with owners, recorded directly in equity
Exercise of share options	773,753	52	20,929	-	-	-	-	-	20,981
Share-based payment	-	-	-	-	33,187	-	-	-	33,187
Issue of shares arising from issue of restricted share units	276,860	-	18	-	-	-	-	-	18
Share issue costs	-	-	(8)	-	-	-	-	-	(8)
Repurchase of ordinary shares	(6,198,481)	(410)	-	410	-	-	-	(457,892)	(457,892)
Share repurchase costs	-	-	-	-	-	-	-	(889)	(889)
Transfer of exercised and expired share–based awards	-	-	-	-	(8,020)	-	-	8,020	-

Total contributions by and distributions to owners	(5,147,868)	(358)	20,939	410	25,167	-	-	(450,761)	(404,603)

Total transactions with owners	(5,147,868)	(358)	20,939	410	25,167	-	-	(450,761)	(404,603)

Balance at 31 December 2015	54,958,912	4,679	242,904	715	83,781	6,071	(116,069)	274,888	496,969

ICON Plc

Unaudited interim statement of cash flows
for the period ended 31 October 2016

		Period ended	Year ended
		31 October	31 December
		2016 Unaudited	2015 Audited
		$’000	$’000

Profit for the financial period		240,231	357,096
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation	11	141	253
Amortisation of intangible assets	12	51	116
Share-based payment		10,342	5,717
Gain on sale of shares in subsidiary	5	-	(350,000)
Operating cash inflow before changes in working capital		250,765	13,182

(Increase) in other current assets		(533)	(105)
(Decrease) in accounts payable and accrued and other liabilities		(5,021)	(9,995)
(Decrease)/increase in income taxes payable		(276)	429
Net cash inflow from operating activities		244,935	3,511
Investing activities
Purchase of computer software	12	-	(70)
Purchase of property, plant and equipment	11	(75)	(85)
(Increase)/decrease in amounts due from subsidiary undertakings		(138,604)	52,041
Decrease in investment in subsidiaries		-	29,046
Net cash used by investing activities		(138,679)	80,932
Financing activities
Proceeds from disposal of subsidiary		-	350,000
Proceeds from exercise of share options		8,277	20,999
Share issuance costs		(16)	(8)
Repurchase of ordinary shares		(36,742)	(457,892)
Share repurchase costs		(29)	(889)
Net cash used in financing activities		(28,510)	(87,790)
Net increase in cash and cash equivalents		77,746	(3,347)
Cash and cash equivalents at start of year		1,169	4,516
Cash and cash equivalents at end of year		78,915	1,169

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s financial statements.

Statement of compliance

The financial statements have been prepared in accordance with IFRS as adopted by the EU and those parts of the Companies Act 2014 applicable to companies reporting under IFRS.

Basis of preparation

These financial statements are not the statutory financial statements of the Company which company law requires to be prepared and laid before the members at an Annual General Meeting. Statutory financial statements, for the year-ended 31 December 2015, have been prepared separately as consolidated financial statements and present information about the group comprising of this Company and its subsidiaries and associated undertakings.

These non-statutory unaudited interim financial statements have been prepared solely to facilitate the directors to present information about this Company on a stand-alone basis for filing with the Company Registration Office and to record the Company’s profits available for distribution in its relevant financial statements in accordance with Companies Act 2014, as it continues its share repurchase programme. Except that the financial statements are not consolidated financial statements and do not contain all relevant information required under Company law in Ireland, they have been prepared under the historical cost convention, in accordance with International Financial Reporting Standards. The financial statements include the financial statements of the Company and its branches (Italy, Latvia, Lithuania and Poland). Inter branch transactions and balances have been eliminated in their preparation.

Turnover

The Company earns revenue from contract research services provided in Italy, Latvia, Lithuania and Poland and recognises revenue as such services are provided. The cost of providing such services are remunerated on a cost plus basis by a fellow group undertaking. Turnover represents the invoiced fair value (excluding value added tax) to the fellow group undertaking for services provided during the year.

The Company also earns revenue by recharging subsidiary undertakings for management services provided to them. Turnover represents the invoiced fair value (excluding value added tax) plus a mark up for those services.

Intangible assets – computer software

Intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Residual value is estimated to be zero. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	4-8

Foreign currencies

The financial statements are prepared in US Dollars ($). The functional currency of the Company changed from Euro (€) to US dollars ($) on 1 August 2015. The change in functional currency was accounted for prospectively from the date of change. All items were translated using the exchange rate at the date of change and the resulting translated amounts for non-monetary items were recorded at their historical cost from 1 August 2015. The Company financial statements continue to be presented in US dollars. Transactions in currencies other than USD are recorded at the rate ruling at the date of the transaction or at a contracted rate. Monetary assets and liabilities denominated in currencies other than USD are translated at exchange rates prevailing at the statement of financial position date. Adjustments resulting from these transactions are charged or credited to income.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful lives on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Computer equipment	2-8
Office furniture and fixtures	8

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairment are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a re-valued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s statement of financial position. Loans to subsidiary undertakings are initially recorded at fair value in the Company statement of financial position and subsequently at amortised cost using an effective interest rate methodology.

Share-based payments received by employees of subsidiary undertakings without a related recharge / payment from the subsidiary undertaking, is considered a gift to that subsidiary undertaking, and as a result increases the investment in the subsidiary undertaking.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Accounts receivable and other receivables

Accounts and other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment. A provision for impairment of trade receivables is recognised when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Provisions

A provision is recognised in the statement of financial position when the Company has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions may also include contingent acquisition consideration, where applicable.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Employee benefits

(a) Pension and other post-employment benefits
The Company operates a defined contribution pension plan. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

(b) Share-based payments
Share-based payments comprise options to acquire ordinary shares in the Company, restricted share units (RSUs) and performance share units (PSUs) in the form of ordinary share entitlements after a certain period of time. These are awarded to the certain key employees of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the individual become unconditionally entitled to the options, RSU or PSU. The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). There are no such non-market vesting conditions during the period in relation to options or RSUs that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

The share-based payment expense associated with the plans is recognised by the entity which receives services in exchange for the share-based payment compensation. Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The income statement of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company entities and are added to the carrying amount of those investments. Under an agreement, the subsidiaries pay the Company an amount equal to the value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expenses and the amortisation of intangible assets.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses on bank loans, interest costs on defined benefit obligations, non-cash finance charge on contingent consideration and gains and losses on hedging instruments that are recognised in the income statement.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Income Statement over the term the facility is available to the Company.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested and actuarial gains on pension plan assets.

Financing income also includes dividends received from group undertakings.

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement as it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Company’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Leased assets

Expenditure on leases other than finance leases, namely operating leases, is charged to the income statement on a basis representative of the benefit derived from the asset, normally on a straight line basis over the lease period.

ICON Plc

Notes
Forming part of the financial statements

2. Turnover
	Period ended	Year ended
	31 October	31 December
	2016	2015
	$’000	$’000
The analyses of turnover by activity and geographical area is as follows:

Activity
Clinical research income	24,677	31,513
Management services	15,313	24,627

	39,990	56,140

Geographical area
	Period ended	Year ended
	31 October	31 December
	2016	2015
	$’000	$’000

Ireland	15,313	24,627
Europe	24,677	31,513

	39,990	56,140

3. Direct costs
	Period ended 31 October 2016 $’000	Year ended 31 December 2015 $’000
Payroll and related costs (note 8)	19,612	25,348
Other project related expenses	951	1,293

	20,563	26,641

4. Other operating (income) / expenses, net
	Period ended 31 October 2016 $’000	Year ended 31 December 2015 $’000

Payroll and related costs (note 8)	17,310	19,831
Administrative expenses	10,300	12,679
Depreciation expense	141	253
Amortisation of intangible assets – computer software	51	116
Exchange gain	(45)	(1,408)

	27,757	31,471

ICON Plc

Notes
Forming part of the financial statements

5.   Profit on disposal of subsidiary undertakings
	Period ended	Year ended
	31 October	31 December
	2016	2015
	$’000	$’000

Profit on disposal of subsidiary undertakings (note 13)	-	350,000

	-	350,000

In July 2015 the Company sold a 13% shareholding in its subsidiary ICON Clinical Research Limited to ICON Investments Four, a fellow ICON Group company, for total proceeds of $350 million. This subsidiary had a $nil original cost and therefore the part disposal resulted in a profit on disposal of $350 million which has been recorded in the income statement during the year ended 31 December 2015.

All of the above relates to items not at fair value through profit and loss.

6.  Financing income
	Period ended 31 October 2016 $’000	Year ended 31 December 2015 $’000

Dividend income (note 18)	249,333	10,548
Interest income	22	-

249,355	10,548

During 2016, the Company received dividends of $249.3 million (2015: $10.5 million) from its subsidiary undertakings; ICON Clinical Research Limited ($154.7 million), ICON Holdings ($90.0 million and ICON Clinical Research PTY Limited ($4.6 million).

7.   Financing expense

	Period ended	Year ended
	31 October	31 December
	2016	2015
	$000	$’000

Interest on bank overdraft and credit facilities	-	783

All of the above relates to items not at fair value through profit and loss.

ICON Plc

Notes
Forming part of the financial statements

8.  Payroll and related benefits

The aggregate payroll costs of employees of the Company for the period ended 31 October 2016 was as follows:

	Period ended	Year ended
	31 October	31 December
	2016	2015
	$000	$’000

Wages and salaries	22,245	34,201
Payroll taxes	3,563	4,332
Pension costs for defined contribution pension schemes	772	929
Share-based payment	10,342	5,717

Total	36,922	45,179

Restructuring	569	-

Total	37,491	45,179

Certain employees of the Company are eligible to participate in a defined contribution plan (the "plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 6% of the participant's annual compensation. The Company also makes contributions for Directors and Executive officers at rates ranging from 10% to 15% of the individual’s basic salary. Contributions to this plan are recorded as a remuneration expense in the Company Income Statement. Contributions for the period ended 31 October 2016 and the year ended 31 December 2015 were $772,000 and $929,000 respectively.

The average number of employees, including executive Directors, employed by the Company for the period ending 31 October 2016 was as follows:

	Period ended	Year ended
	31 October	31 December
	2016	2015

Administration	16	19
Clinical Research	427	424

Total	443	443

ICON Plc

Notes
Forming part of the financial statements

9. Income tax expense

The components of the current and deferred tax expense for the period ended 31 October 2016 and year ended 31 December 2015 were as follows:

	Period ended	Year ended
	31 October	31 December
	2016	2015
	$’000	$’000
Current tax expense
Current year	696	975
Under provided in prior years	(408)	(169)

	288	806
Deferred tax charge/(credit)
Origination and reversal of temporary differences	26	63
Over provided in prior years	(89)	(172)
	(63)	(109)

Total income tax expense in the income statement	225	697

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Period ended	Year ended
	31 October	31 December
	2016	2015
	$’000	$’000

Profit before tax	240,456	357,793

Taxes at Irish standard tax rate of 12.5% (2015: 12.5%)	30,057	44,724

Effects of:
Non-taxable income and non-tax deductible expenses	(29,443)	(43,887)
Reversal of prior year under provision in respect of
current foreign taxes	(548)	(389)
Foreign and other income taxed at higher rates	195	341
Other	(36)	(92)

Tax expense on profit for the year	225	697

ICON Plc

Notes
Forming part of the financial statements

9. Income tax expense (continued)

The net deferred tax asset at 31 October 2016 and 31 December 2015 was as follows:

	31 October	31 December
	2016	2015
	$’000	$’000
Deferred taxation assets:
Accrued expenses and payments on account	427	392
Property, plant and equipment	115	91
Loans to subsidiaries	50	51

Total deferred taxation assets	592	534

Deferred taxation liabilities:
Property, plant and equipment	(10)	(15)
Accrued expenses and payments on account	-	-

Total deferred taxation liabilities	(10)	(15)

Net deferred taxation asset	582	519

The movement in temporary differences during the period ended 31 October 2016 and year ended 31 December 2015 was as follows:

	Balance	Recognised in	Balance
	1 January	Income	31 October
	2016	2016	2016
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	392	35	427
Property plant and equipment	91	24	115
Loans to subsidiaries	51	(1)	50

Total deferred taxation assets	534	58	592

Deferred taxation liabilities
Property, plant and equipment	(15)	5	(10)
Accrued expenses and payments on account	-	-	-

Total deferred taxation liabilities	(15)	5	(10)

Net deferred taxation asset	519	63	582

ICON Plc

Notes
Forming part of the financial statements

9. Income tax expense (continued)

	Balance		Balance 31
	1 January	Recognised in	December
	2015	Income	2015
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	274	118	392
Property plant and equipment	106	(15)	91
Loans to subsidiaries	52	(1)	51

Total deferred taxation assets	432	102	534

Deferred taxation liabilities
Property, plant and equipment	(21)	6	(15)
Accrued expenses and payments on account	(1)	1	-

Total deferred taxation liabilities	(22)	7	(15)

Net deferred taxation asset	410	109	519

At 31 October 2016 and 31 December 2015 the Company had no operating loss carry forwards for income tax purposes. At 31 October 2016 the Company had an unrecognized deferred tax asset in respect of unutilized foreign tax credits carried forward of $2.0 million (2015: $2.0 million).

10. Share-based payments

The Company operates a number of share-based payment plans in which employees of the Group participate, including a number of share options plans and a restricted share unit plan, further details of which are set out in note 10 of the Group’s Annual Report for the year ended 31 December 2015, which is available publically and can be obtained at http://investor.iconplc.com/annuals.cfm.

Share options outstanding and exercisable at 31 October 2016 were as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at 31 December 2015	1,626,582	$34.87
Granted	256,191	$69.61
Exercised	(308,203)	$26.73
Cancelled	(20,715)	$30.59
Outstanding at 31 October 2016	1,553,855	$42.27
Vested and exercisable at 31 October 2016	730,291	$29.01

ICON Plc

Notes
Forming part of the financial statements

10. Share-based payments (continued)

   Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) outstanding at 31 October 2016 were as follows:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value

Outstanding at 31 December 2015	901,773	$48.33	1,067,613	$48.30

Granted	247,992	$71.58	373,630	$66.93
Shares vested	(311,492)	$33.09	(292,229)	$35.92
Forfeited	(7,750)	$56.58	(120,109)	$52.20

Outstanding at 31 October 2016	830,523	$60.73	1,028,905	$58.13

The Company accounts for share-based awards in accordance with IFRS 2 Share-based Payments. The grant date fair value of these awards is calculated using a binomial model and expensed to the income statement over the period the related service is received. Operating profit for the period ended 31 October 2016 is stated after charging $10.3 million in respect of share-based payments expense, representing the portion of the overall Group charge which relates to share-based awards granted to employees of the Company. The share-based payment expense is included in the accounts as follows:

	Period Ended 31 October 2016	Year Ended 31 December 2015
	$’000	$’000

Other operating expenses	10,342	5,717
Investment in subsidiaries	23,687	27,470

Total	34,029	33,187

ICON Plc

Notes
Forming part of the financial statements

11.  Property, plant and equipment
	Leasehold	Computer	Office furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2016	767	1,724	1,240	3,731
Additions	-	72	3	75
Foreign currency movement	(4)	(105)	(29)	(138)

At 31 October 2016	763	1,691	1,214	3,668

Depreciation
At 1 January 2016	707	1,555	1,080	3,342
Charge for the year	20	77	44	141
Foreign currency movement	(5)	(96)	(20)	(121)

At 31 October 2016	722	1,536	1,104	3,362

Net book value
At 31 October 2016	41	155	110	306

At 31 December 2015	60	169	160	389

ICON Plc

Notes
Forming part of the financial statements

11.  Property, plant and equipment (continued)

	Leasehold	Computer	Office furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2015	852	1,834	1,370	4,056
Additions	-	77	8	85
Foreign currency movement	(85)	(187)	(138)	(410)

At 31 December 2015	767	1,724	1,240	3,731

Depreciation
At 1 January 2015	756	1,602	1,084	3,442
Charge for the year	26	118	109	253
Foreign currency movement	(75)	(165)	(113)	(353)

At 31 December 2015	707	1,555	1,080	3,342

Net book value
At 31 December 2015	60	169	160	389

At 31 December 2014	96	232	286	614

ICON Plc

Notes
Forming part of the financial statements

12.  Intangible assets

Computer Software $’000
Cost:
At 1 January 2016	1,081
Additions	-
Foreign exchange movement	10

At 31 October 2016	1,091

Accumulated amortisation:
At 1 January 2016	967
Charge during the year	51
Foreign exchange movement	1

At 31 October 2016	1,019

Net book value:
At 31 October 2016	72

At 31 December 2015	114

Computer Software $’000
Cost:
At 1 January 2015	1,148
Additions	70
Foreign exchange movement	(137)

At 31 December 2015	1,081

Accumulated amortisation:
At 1 January 2015	951
Charge during the year	116
Foreign exchange movement	(100)

At 31 December 2015	967

Net book value:
At 31 December 2015	114

At 31 December 2014	197

ICON Plc

Notes
Forming part of the financial statements

13.  Investment in subsidiaries
Investment in Subsidiary Undertakings $’000

Cost:
At 1 January 2016	355,853
Share-based payment	23,687
Share subscription payment from subsidiary companies	(46,167)

At 31 October 2016	333,373

	Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000

Cost:
At 1 January 2015	436,030	32,094	468,124
Disposals (1) / repayments (2)	-	(29,046)	(29,046)
Share-based payment	27,470	-	27,470
Share subscription payment from subsidiary companies	(68,354)	-	(68,354)
Foreign exchange movement	(39,293)	(3,048)	(42,341)

At 31 December 2015	355,853	-	355,853

(1)
In July 2015 the Company sold a 13% shareholding in its subsidiary ICON Clinical Research Limited to ICON Investments Four, a fellow ICON Group company, for total proceeds of $350 million. This subsidiary had a $nil original cost and therefore the part disposal resulted in a profit on disposal of $350 million which was recorded in the income statement during the year ended 31 December 2015.

(2)	During 2015, the Company received repayment of $29 million for the long term advance to ICON Holdings Clinical Research International Limited.

(3)
The functional currency of the Company changed from Euro (€) to US dollars ($) from 1 August 2015. The determination of the USD as the functional currency of the Company reflects consideration of the primary and secondary indicators as set out in IAS 21. The change in functional currency is accounted for prospectively from the date of change. All items were translated using the exchange rate at the date of change and the resulting translated amounts for non-monetary items were recorded at their historical cost from 1 August 2015.

ICON Plc

Notes
Forming part of the financial statements

14.  Other current assets

	31 October	31 December
	2016	2015
	$’000	$’000

Prepayments	638	609
VAT	2,791	2,215
Other receivables	160	232

Total	3,589	3,056

15.   Accrued and other liabilities

	31 October	31 December
	2016	2015
	$’000	$’000

Accruals and other liabilities	8,706	13,643

16.   Share capital

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 October	31 December
	2016	2015
	$’000	$’000

Allotted, called up and fully paid
55,393,865 (31 December 2015: 54,958,912) ordinary shares of €0.06 each	4,668	4,679

	31 October	31 December
	2016	2015
	$’000	$’000

Issued, fully paid share capital
At beginning of year	4,679	5,037
Employee share options exercised	21	52
Repurchase of ordinary shares	(32)	(410)

At end of year	4,668	4,679

ICON Plc

Notes
Forming part of the financial statements

16.   Share capital (continued)

Rights of Ordinary Shares

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

Share issues

During the period ended 31 October 2016, 308,203 options were exercised by employees for total proceeds of $8.2 million. During the period ended 31 October 2016, 600,088 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company for total proceeds of $40,486.

During the year ended 31 December 2015, 773,753 options were exercised by employees for total proceeds of $21.0 million. During the year ended 31 December 2015, 268,870 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company for a total proceeds of $18,033.

Share repurchase programme

On 3 October, 2016 the Company commenced a buyback programme under which the Company could acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. At 31 October 2016 a total of 473,338 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $36.7 million. All ordinary shares that were redeemed under the buyback programme were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On 1 May, 2015 the Company commenced a buyback programme of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. A total of 882,419 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $57.9 million. All ordinary shares that were redeemed under the buyback programme were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On 31 July, 2015 the Company commenced a further buyback programme of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback programme for a total consideration of $400 million. All ordinary shares that were redeemed under the buyback programme were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law. The share buyback programme was completed in December 2015, with a total of 6,198,481 ordinary shares redeemed during the year ended December 31, 2015 for total consideration of $457.9 million.

ICON Plc

Notes
Forming part of the financial statements

17.   Capital and reserves

Share-based payment reserve
The Share-based payment reserve is used to account for share-based payments. The grant date fair value of share-based awards is calculated using a binomial model and recorded in the Company financial statements over the period the related service is received, as an expense in the income statement in respect of awards to Company employees and as a financial asset in respect of awards to other Group employees, with a corresponding increase in the share-based payments reserve in both cases. On exercise or forfeiture of the award, an amount equal to the grant date fair value is transferred from the share-based payments reserve to retained earnings.

Capital redemption reserve
The Capital redemption reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund, as required under Irish Company Law. During the period ended 31 October 2016 473,338 (31 December 2015: 6,198,481) ordinary shares were repurchased and cancelled by the Group.

Other reserves
In 2005 the Company recognised a share-based payment charge of $6.1 million, representing the fair value of 576,000 ordinary shares held by Dr. John Climax and Dr. Ronan Lambe, the founding Directors of the Company, and transferred to Mr. Peter Gray, the then Chief Executive Officer of the Company.

Currency reserve
The Currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS.

Retained earnings
In addition to the profit for the financial period a credit of $3.1 million (2015: $8.0 million) has been recognised during the year in respect of the grant date fair value of exercised and expired share-based awards transferred from the Share-based payment reserve.

During the period ended 31 October 2016, the Company redeemed a total of 473,338 ordinary shares for total consideration of $36.7 million (2015: 6,198,481 ordinary shares were repurchased by the Group for a total consideration of $457.9 million),

ICON Plc

Notes
Forming part of the financial statements

18.  Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Period ended	Year ended
	31 October	31 December
	2016	2015
	$’000	$’000
Income Statement:
Expenses recharged to subsidiary companies	15,235	24,627
Dividends received from subsidiary undertakings (a)	249,333	10,548
Profit on disposal of interest in subsidiary (b)	-	350,000

Total	264,568	385,175

Cash Flow Statement
(Increase)/decrease in amounts due from subsidiary undertakings	(138,604)	52,041

Total	(138,604)	52,041

(a)
During 2016, the Company received dividends of $249.3 million (2015: $10.5 million) from its subsidiary undertakings ICON Clinical Research Limited ($154.7 million), ICON Holdings Limited ($90.0 million) and ICON Clinical Research PTY Limited ($4.6 million).

(b)
In July 2015 the Company sold a (13%) shareholding in its subsidiary ICON Clinical Research Limited to ICON Investments 4 Limited, a fellow ICON Group Company, for total proceeds of USD $350 million. This sale resulted to a profit on disposal of USD $350 million which has been recorded to the income statement during the year ended 31 December 2015.

Directors’ emoluments

The aggregate payroll costs of Directors of the Company for the period ended 31 October 2016 was as follows:

	Period ended	Year ended
	31 October	31December
	2016	2015
	$000	$000

Fees	699	1,151
Other emoluments and benefits in kind	2,102	6,299
Pension contributions	12	356
Share-based payment	12,597	12,710

Total	15,410	20,516

Further information in relation to the remuneration of Directors and Executive Officers is set out in the Compensation and Organisation report in the Group’s Annual Report for the year ended 31 December 2015, which is available publically and can be obtained at http://investor.iconplc.com/annuals.cfm.

ICON Plc

Notes
Forming part of the financial statements

19.  Commitments and Contingencies

Operating Leases

The Company has several non-cancelable operating leases that expire over the next 4 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognised $1.8 million and $2.5 million in rental expense (including rates) for the periods ended 31 October 2016 and 31 December 2015 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
$’000
2016	280
2017	1,496
2018	1,198
2019	796
Thereafter	1,034

Total	4,804

20.   Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

21.   Financial instruments

The Company is exposed to various financial risks in the normal course of the business. The Company’s financial instruments typically comprise, cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations. The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk in respect of the Company arises on balances due from group companies, and as the group is financially sound and the subsidiary entities that ICON Plc the Company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity risk arises from the repayment of short term debt and other obligations as they fall due. The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due.

ICON Plc

Notes
Forming part of the financial statements

21.   Financial instruments (continued)

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 October 2016
	Carrying Amount	Contractual Cashflows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(7)	(7)	(7)	-	-	-	-
Accruals and other liabilities	(8,706)	(8,706)	(8,706)	-	-	-	-

	(8,713)	(8,713)	(8,713)	-	-	-	-

At 31 December 2015
	Carrying Amount	Contractual Cashflows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(91)	(91)	(91)	-	-	-	-
Accruals and other liabilities	(13,643)	(13,643)	(13,643)	-	-	-	-

	(13,734)	(13,734)	(13,734)	-	-	-	-

Foreign currency risk
While the functional currency of the Company is USD, the functional currency of the branches is the Euro. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar. At 31 December 2015 the Company had $nil US dollar denominated bank loans (2014: $nil).

ICON Plc

Notes
Forming part of the financial statements

21.   Financial instruments (continued)

Interest rate risk
The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends. At 31 December 2015, the Company did not have any borrowings drawn down.

Fair Values

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

22. Group relationships and controlling parties

The Company is a public limited company incorporated in the Republic of Ireland. The Company’s ordinary shares are traded on the NASDAQ market. The Company prepares consolidated financial statements for itself and its subsidiary undertakings. These consolidated financial statements may be obtained from the Company’s website www.iconplc.com.

23. Subsequent events

There have been no material events since the balance sheet date requiring disclosure in these financial statements.

24.  Approval of financial statements

The financial statements were approved on 13 December 2016.